DOCSTAR DOMESTIC DEALER AGREEMENT

This agreement is entered into between DocSTAR, a division of AuthentiDate Holding Corp., a New York, United States of America corporation having a principal place of business at 2165 Technology Drive, Schenectady, NY 12308, United States of America ("DocSTAR") and <u>E CUBED TECHNOLOGIES, INC.</u>, a(n) [ ]proprietorship [ ]partnership [X]corporation, organized under the laws of the state of <u>FLORIDA</u>, doing business as <u>E CUBED TECHNOLOGIES, INC.</u>, and having a principal place of business at <u>100 CANDACE DRIVE, SUITE 100, MAITLAND, FL 32751</u> ("Dealer") with additional places of business located at the locations listed on Schedule A hereto.

WHEREAS, DocSTAR distributes document management systems and related products and Dealer is in the business of marketing office equipment and desires to market DocSTAR products in accordance with the terms and conditions of this Agreement;

WHEREAS, the parties desire to enter into this agreement whereby Dealer will be retained to serve, on a non-exclusive basis, as a dealer for DocSTAR products in the Territory as set forth on Schedule B.

NOW, THEREFORE, in consideration of the mutual covenants in this Agreement, DocSTAR and Dealer agree as follows:

1. Appointment

    (a) DocSTAR hereby appoints Dealer, and Dealer accepts such appointment, as a non-exclusive authorized dealer for the promotion, sale, installation, training, and service of those DocSTAR products, supplied, accessories and parts as listed in this Agreement, and such additional products as DocSTAR shall designate by notice under this Agreement (the "Products"), only to end-users located in the Territory as set forth on Schedule B. Dealer will promote, sell, install train, and service the Products only from its authorized locations designated above. For purposes of this Agreement, an "End-User" means a third party customer who acquires a product for its own use and not for resale.

    (b) This Agreement applies to the line of DocSTAR products as listed in this Agreement, which may be expanded from time to time by DocSTAR. The introduction by DocSTAR of a substantially different DocSTAR product line (in terms of its technology, parts, sales, service and support requirements) is not intended to be covered by this Agreement. Dealer may apply to DocSTAR for the right to be a Dealer for such new DocSTAR products.

    (c) DocSTAR and Dealer agree that throughout the term of this Agreement, and in the interpretation of this Agreement, they will act in a fair, equitable and ethical manner to each other as well as to other purchasers of Products. In addition, Dealer hereby covenants and agrees to adhere to and abide by all applicable federal, state and local laws and regulations, and foreign laws and regulations, including, without limitation, laws and regulations regarding the collection and or payment of all sales and related taxes and all import and export laws.

    (d) Subject to all of the terms and conditions of this Agreement, DocSTAR hereby grants to Dealer a non-exclusive license to distribute and sublicense copies of the DocSTAR Software to end users in the Territory and Dealer accepts such license, subject to the terms and conditions of this Agreement. For the purposes of this Agreement, the term DocSTAR Software shall mean the computer-readable media installed in the Products which incorporates the technology that enables the Products to perform the functions for which they were designed and any derivative works, enhancements, extensions, improvements, modifications, updates or upgrades thereto. All rights and licenses of any kind in the DocSTAR Software not expressly granted herein are reserved exclusively to DocSTAR, including but not limited to the right to copy the DocSTAR Software for any reason other than those expressly set forth herein. Dealer may not copy the DocSTAR Software except as necessary for internal backup and archival purposes. No rights or licenses whatsoever for the source code to the DocSTAR Software or any part thereof are granted by this Agreement. Dealer acknowledges that it has and shall have no right whatsoever, whether by the express terms of this Agreement or by any course of conduct, to use, review or access the source code for the DocSTAR Software. Dealer acknowledges and agrees that DocSTAR owns all rights in the DocSTAR Software including but not limited to all copyright, trade secret, and patent rights. Dealer also acknowledges and agrees that the DocSTAR Software distributed hereunder constitutes only discrete copies of software, the media in which it is stored, and related documentation as installed in the Products shipped to Dealer. Nothing herein transfer ant right, title or interest in the DocSTAR Software or any intellectual property rights therein to the Dealer.

(e) Notwithstanding anything to the contrary herein, DocSTAR shall have the right, at its option, to reduce, in part or whole, the Territory (i) upon thirty (30) days prior notice to Dealer in the event Dealer fails to attain the applicable Purchase Volume Target; or (ii) upon ten (10) days prior notice to Dealer in the event Dealer fails to comply with any term or condition of this Agreement. Any determination by DocSTAR to reduce the Territory pursuant to this Section 1(e), shall in no way prevent or otherwise restrict DocSTAR from taking any other action which it may take under any other provision of this Agreement or applicable law.

2. Prices and Terms

(a) DocSTAR shall set and Dealer shall purchase the Products at the current published dealer price minus mutually agreed upon, in writing, applicable discounts at the time of placing order. All prices shall be "F.O.B. Schenectady, New York, USA" or other such distribution point as DocSTAR may designate from time to time. Title and risk of loss shall pass to Dealer upon delivery of products to a shipper at Schenectady, New York or such other distribution point as DocSTAR may designate. Purchases of Products by Dealer thereunder may be made pursuant to DocSTAR's standard purchase order form received and accepted by DocSTAR at its home office in Schenectady, New York. All orders are subject to approval and acceptance by DocSTAR. DocSTAR reserves the right to accept, reject or revoke acceptance of orders and to allocate its inventory of Products in its sole and absolute discretion. The terms and conditions of this Agreement shall be deemed to be incorporated by reference into DocSTAR's standard purchase order form and shall be applicable to all sales of Products to Dealer. All Products shall be scheduled for delivery in accordance with DocSTAR's then current and normal deliver lead times. Shipment on delivery dates, even if contained in DocSTAR's order acknowledgement, is approximate and not binding. DocSTAR shall not be liable to Dealer or any other party by reason of DocSTAR's failure to make delivery of Products against any accepted order on account, in whole or in part, of acts of God, war, governmental action or order, difficulty in procuring materials, labor or transportation, utility shortage or other causes beyond the reasonable control of DocSTAR. Any partial shipment by DocSTAR to Dealer that is less than ordered shall not be considered a breach of this Agreement of purchase order.

(b) Dealer shall pay DocSTAR for Products as invoiced by DocSTAR in accordance with DocSTAR's current payment policy provided by written notice to Dealer without offset, counterclaim or deduction of any kind. Dealer agrees to comply with DocSTAR's published payment policies. In the case of any inconsistency between Dealer's purchase order document and this Agreement, this Agreement shall control. If the terms of sale and payment for any order are not fulfilled, DocSTAR may decline to make further deliveries except upon receipt of cash or satisfactory security, or as agreed upon in writing between the parties. Notwithstanding any continued shipment, DocSTAR reserves all rights to recovery of outstanding liabilities.

(c) Dealer hereby grants DocSTAR a continuing purchase money security interest in the following products: All DocSTAR Equipment, Field Replacement Units, Dealer Equipment, Parts, Accessories, and the Proceeds thereof. The security interest hereby granted is to secure the payment for said products by Dealer to DocSTAR. DocSTAR shall have all the rights and remedies of a secured party under the Uniform Commercial Code, and Dealer has simultaneously, this day, executed financing statements, evidencing said security interest, in a form satisfactory for filing with the proper agencies and/or state authorities. To the extent permissible under law, Dealer hereby agrees that the law governing this secured transaction shall be that of the State of New York in force at the date of this Agreement. Dealer further agrees that any proceeds resulting from the disposition of the said products shall be identified separate and distinct from other property and will be promptly paid to DocSTAR.

(d) If Dealer fails to pay any amounts when due and payable, DocSTAR may charge, and the Dealer shall pay as a late payment charge, interest on such unpaid sums from its due date to the date of payment at a rate equal to 18% per annum or the maximum contract rate permitted by applicable law, whichever is lower. In addition, Dealer is responsible for and will pay applicable collection fees as incurred by DocSTAR to collect overdue amounts, including reasonable attorney's fees.

(e) DocSTAR shall use its best efforts to give Dealer thirty (30) days prior notice of any price change. All price changes shall be in writing and delivered in accordance with this Agreement.

(f) The parties agree that DocSTAR may, in its sole discretion, modify the specifications of Products subject to this Agreement, without notice and without obligation to make the same or any similar change upon any Products previously purchased by or shipped to Dealer. The parties hereto further agree that DocSTAR may, in its sole discretion, discontinue supplying any of the Products. DocSTAR shall promptly notify Dealer in writing of any discontinuances of supply of Products thereunder.

3. Operating Standards

(a) Dealer will use it best efforts to diligently develop the sale of Products in the Territory. DocSTAR and Dealer have agreed upon the Purchase Volume Target set forth in Schedule C to this Agreement. The Purchase Volume Target represents the assessment by DocSTAR of the sales and marketing opportunities for the Products in Territory, giving consideration to the Products, the size and population of the Territory and estimated potential sales of the Products in Territory. The Purchase Volume Target may be revised annually by DocSTAR at its sole discretion. The Purchase Volume Target is not a purchase volume commitment by Dealer and the only potential consequences of failure by Dealer to achieve the Purchase Volume Target may be a reduction in Territory by DocSTAR or termination of this Agreement pursuant to Section 5(b).

(b) DocSTAR and Dealer agree that Dealer's ability to properly promote, sell, install, train and service DocSTAR's products is a primary basis for entry into this Agreement. Dealer shall maintain adequate sales and service facilities, maintain adequate inventories and insure that his employees receive proper sales, service and installation training. Dealer agrees to offer full maintenance service on all purchases of Products at a reasonable fee. Such service will include regularly scheduled preventive maintenance. Dealer warrants that it is willing and able to provide such services directly to the purchaser. Dealer shall be responsible for all installation, training, service and repair of Products and shall bear all costs and expenses thereof, except the cost of repairs covered by DocSTAR's standard warranty on its products.

(c) DocSTAR's sole warrants to Dealer in conjunction with the sales of Products to Dealer is described in Schedule D to this Agreement, which may be modified from time to time by DocSTAR in its sole discretion. Modifications shall be effective upon receipt of written notice by Dealer. SUCH WARRANTY IS IN LIEU OF ANY OTHER WARRANTY, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY PRODUCTS. DocSTAR's liability under such warranty shall be limited to the repair or replacement of Products, and the Dealer's rights to obtain repair or replacement pursuant to such warranty shall be the Dealer's sole and exclusive remedy. Dealer shall extend, solely in its name and not in the name of DocSTAR, to each purchaser of Products from Dealer the warranty described in this Section 3c and Schedule D to this Agreement, as it may be modified from time to time by DocSTAR in its sole discretion. Except as provided in such current, applicable warranty for a particular product, Dealer shall not make, whether in its name or in the name of DocSTAR, any express or implied warranty to any purchaser or prospective purchaser with respect to the Products without DocSTAR's prior written consent. DocSTAR WILL NOT UNDER NAY CIRCUMSTANCES BE LIABLE TO DEALER OR ANY PURCHASER FOR LOST PROFITS OR FOR ANY CONSEQUENTIAL OR INCIDENTAL DAMAGES, WHATEVER THE CAUSE. DocSTAR shall have the right to inspect Dealer's books and records during normal business hours relating to all claims made by Dealer under DocSTAR's warranty.

(d) Dealer acknowledges the importance of prompt, effective and courteous service including operator training and support at fair rates and undertakes to render such service to all purchasers in the Territory and in accordance with operating standards and guidelines established from time to time by DocSTAR. To this end, Dealer will organizae and maintain a service department and employ a sufficient number of service and support personnel trained to install, train and service all Products sold by Dealer in the Territory. To insure that customers receive effective service, Dealer shall cause service personnel to attend, in accordance with DocSTAR guidelines and programs, service training courses offered and approved by DocSTAR, and Dealer will furnish to such employees DocSTAR approved training and service manuals and bulletins. Special training may be required for selected product lines. Dealer shall promptly investigate and courteously handle all customer complaints.

(e) Upon request, Dealer will furnish DocSTAR with a complete statement of Dealer's business operations and financial condition, including certified (or verified) copies of Dealer's then current balance sheet and profit and loss statement.

(f) Dealer will abide by, and insure that its officers and employees abide by, all governmental laws and ordinances, and all rules, regulations and policies issued by DocSTAR from time to time with respect to the promotion, sale, installation and servicing of Products and the conduct and operation of Dealer's business.

4. Term

(a) This Agreement shall be deemed effective following execution by Dealer of this Agreement, delivery of same to DocSTAR and execution and Acceptance by DocSTAR evidenced by a duly authorized signatory.

(b) This Agreement shall remain in effect until terminated in accordance with Section 5 of this Agreement.

5. Termination

(a) Either party may terminate this Agreement at any time, without cause, by ninety (90) days written notice to the other party.

(b) DocSTAR may terminate this Agreement if the Dealer fails to comply with the terms and conditions of this Agreement. DocSTAR shall provide written notice to Dealer of any failure by Dealer to comply with the terms hereof. Dealer shall have thirty (30) days to cure any non-compliance as evidenced in the written notice delivered by DocSTAR to Dealer. At the end of the thirty (30) day period, if Dealer has not cured such non-compliance to the satisfaction of DocSTAR in its sole discretion, DocSTAR may thereafter immediately declare this Agreement terminated by delivery of a written notice to Dealer.

(c) Notwithstanding anything to the contrary in this Agreement, DocSTAR may terminate this Agreement by written notice to the Dealer effective five (5) days from delivery of such notice in the event: (i) Dealer becomes delinquent by either (A) failing to pay within ten (10) days of the due date or (B) failing to pay two or more invoices when due in any 12 month period, in the payment of any amount owed to DocSTAR which is not being disputed in good faith by Dealer; (ii) Dealer becomes insolvent, makes an assignment for the benefit of creditors, or files or has filed against it a petition in bankruptcy which is not dismissed within 45 days; (iii) Dealer utilizes the DocSTAR tradename in a manner which DocSTAR, in its sole discretion, determines to be detrimental to the DocSTAR tradename; (iv) Dealer or its principal shareholders or owners are indicted and/or convicted of any felony under federal, state or local laws, or; (v) Dealer or its principal shareholders or owners violate the non-solicitation provisions contained in Section 8(h) hereof.

(d) In the event of termination of this Agreement by DocSTAR under Section 5(a) above, DocSTAR shall repurchase, at Dealer's option, all unused in-box inventory of then current DocSTAR products and parts, deemed by DocSTAR to be resalable, at the price paid by Dealer at the time of purchase minus any late rebates, refunds, credits, allowances, discounts or other payments related thereto; provided, however, in no event shall DocSTAR be required to purchase greater then [$20,000] of such inventory. In the event of termination of this Agreement by Dealer or DocSTAR for any other reason, DocSTAR may repurchase, at its option, all unused in-box inventory of DocSTAR's products and parts at the price paid by Dealer at the time of purchase minus any late rebates, refunds, credits, allowances, discounts or other payments related thereto and a restocking fee equal to 20% of such price. Upon termination of this Agreement for any reason, Dealer shall return, at no charge, all sales, promotional, and display or advertising materials, which were furnished by DocSTAR and Dealer shall cease all uses of the DocSTAR tradename and promotional material.

(e) For a minimum of twelve (12) months or until expiration of any service contracts for DocSTAR's products sold, rented or leased by Dealer, except sales, rentals or leases under the National Account Program provided for in Section 6, in effect on the date of termination of this Agreement, whichever is longer, DocSTAR agrees that following the termination of this Agreement it will continue to sell Dealer parts, schematics and reference manuals at the then current dealer prices to enable Dealer to perform its obligations under such service contracts.

(f) No indemnity, severance, damages or compensation shall be deemed earned or payable to Dealer upon termination in accordance with this Agreement because of activities done or performed while this Agreement was in effect or because of expenditures, investments or commitments given or made by Dealer in connection with the creation, development, maintenance, growth or expansion of the market for DocSTAR's products or financing of Dealer's dealership or because of the creation or existence of any dealership goodwill.

(g) Upon termination of this Agreement, Dealer will immediately discontinue all use and display of DocSTAR's trademarks, service marks, or trade name. Thereafter, Dealer will not use, either directly or indirectly, any such marks or any marks so resembling said marks as to be likely to cause confusion or mistake or deceive the public. Dealer shall not engage in any activity that might imply or represent that it is an authorized DocSTAR dealer or service location and shall, at its sole expense, take all steps necessary to remove any listing in any telephone directory or other publication that it is an authorized DocSTAR dealer.

(h) The acceptance of any order from Dealer or the sale of any Product to Dealer after termination shall not be construed as a renewal or extension of this Agreement, nor as a waiver of termination.

(i) The termination of this Agreement for any reason shall not release or discharge Dealer from the payment of any sum of money which Dealer may then owe to DocSTAR.

6. National Accounts Programs

Dealer recognizes and acknowledges that in order for DocSTAR and dealers to market Products successfully, it is desirable for DocSTAR to offer, sell, lease, and rent Products to certain customers under various commercial, industrial, government, and education plans, and other or similar plans which may be developed from time to time ("National Account Programs"). Dealer acknowledges that DocSTAR has the right, pursuant to such National Account Programs, to contract for the sale, rental, or lease of Products at prices or on terms and conditions which may vary from those at which DocSTAR sells to Dealer and other dealers. Dealer agrees to comply with the terms and conditions of such contracts and agrees to render assistance to and cooperate within the solicitation of orders from all National Account Programs customers and in the sale and service of Products placed under National Account Programs in the Territory and to comply with bulletins, instructions and policies which may be issued from time to time by DocSTAR in furtherance of such National Account Programs. Dealer may receive or be allowed such commission as DocSTAR in its sole discretion may deem appropriate.

7. Trademarks

(a) Dealer acknowledges that DocSTAR has the exclusive ownership rights in and use of DocSTAR trademarks, service marks and trade names, ("Trademarks"), both within and outside the Territory, in conjunction with the sale and service of Products and supplies, and agrees it will not contest such rights. Dealer shall not acquire any right to any trade names, service marks or trademarks used by DocSTAR or any affiliates (collectively "Marks"), or the copyrights, patent rights, commercial symbols, trade secrets, goodwill, or any other form of intellectual or commercial property of DocSTAR or any affiliates and shall not use such Marks, property or rights in any manner, except as herein permitted.

(b) Dealer is hereby granted the non-exclusive privilege to use and display DocSTAR Trademarks in connection with the sale and service of Products under this Agreement. The term of such privilege shall terminate upon the termination of this Agreement. Dealer shall not pay any fee for this privilege.

(c) Dealer shall sell Products only under DocSTAR Trademarks, in accordance with such instructions as shall be issued from time to time by DocSTAR. Dealer shall not remove trademarks or serial numbers from or alter any of the Products or engage in any other activity which may in any way tend to impair the reputation of DocSTAR. Dealer will not use or adopt and name, trade name, trading style or commercial designation used by DocSTAR, or use the word DocSTAR in Dealer's trade or corporate name. Dealer may be referred to as "an Authorized DocSTAR Dealer" but may not have such appellation in its corporate or trade name without express written permission from DocSTAR.

(d) Dealer agrees to discontinue immediately, at its sole cost and expense, and display or use of DocSTAR Trademarks which, in the sole judgment of DocSTAR, is inconsistent with the reputation and standing of DocSTAR, or with business, advertising or public relations policies of DocSTAR, or is misleading or confusing as to the rights or status of Dealer under this Agreement or otherwise.

8. General Provisions

(a) All notices or demands required or permitted by this agreement shall be in writing and shall be delivered personally, sent by certified or registered mail (postage prepaid), overnight air courier or by facsimile to the address of the receiving party as set forth in this Agreement or such other address of the receiving party as set forth in this Agreement or such other address as either party may designate by noticing the other party in writing. Any notice or demand shall be effective upon receipt. When utilizing facsimile service, hard copies of any document transmitted must also be sent to recipient.

(b) This Agreement constitutes the entire agreement between the parties hereto concerning the subject matter hereof and supercedes all previous proposals, representations or understandings, whether oral or written. Modifications of this Agreement must be in writing and signed by authorized representative of both parties.

(c) DocSTAR may assign this Agreement and the rights and obligations arising under it. The parties acknowledge that DocSTAR entered into this Agreement based in part upon the personal representations of Dealer's principals regarding their knowledge of Territory and ability to promote, sell, install, train and service the Products. Accordingly, Dealer shall not assign, transfer or sell any of its rights or delegate any of its responsibilities under this Agreement without the express written consent of DocSTAR, which consent DocSTAR shall not unreasonably withhold.

(d) Subject to the provisions of Paragraph (c) of this Section, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

(e) Neither this Agreement nor any course of dealings between DocSTAR and Dealer shall in any way constitute Dealer as an agent of DocSTAR. Dealer's sole relationship with DocSTAR shall be that of an independent contractor. Except as may be expressly authorized by DocSTAR, Dealer shall make no warranties or representations or assume or create any obligations on DocSTAR's behalf.

(f) The failure of either party at any time to require performance by the other party of any provision hereof shall in no way affect the full right to require such performance at any time thereafter. Nor shall waiver by either party of a breach of any provision hereof constitute a waiver of any succeeding breach of the same or any other such provision nor constitute a waiver of the provision itself.

(g) This Agreement shall be governed by the laws of the State of New York, United States of America. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall not invalidate the remaining provisions of this Agreement.

(h) Dealer shall not, during the term of this Agreement or for a period of one (1) year following termination, directly or indirectly, solicit for employment, or employ, any person employed by AuthentiDate Holding Corp or any of its subsidiaries, or divisions, including, without limitation, DocSTAR.

(i) Each party to this Agreement hereby agrees that all disputes and claims arising under or in connection with this Agreement, except non-payment issues, shall be submitted to arbitration in accordance with the rules of the American Arbitration Association and may by instituted solely in New York, New York, and shall be determined by a panel of three (3) arbitrators, with each party hereto choosing one member of the panel and the third being chosen by the two arbitrators so chosen. At least one of the members of the panel shall have experience in licensing and computer hardware and/or software related distribution agreements.

PRODUCT LINE COVERED

All DocSTAR products, accessories, supplies and repair parts listed on
Schedule E to this Agreement.

The parties have caused this Agreement to be duly executed and delivered by a duly authorized officer. The effective date of this Agreement shall be that of date indicated below the countersignature by DocSTAR.

DocSTAR, a Division of   Dealer:
AuthentiDate Holding Corp.

                                                          By: /s/ Evan Weybright
                                                                 Authorized Dealer Signature

By: /s/ Thomas Franceski   By: Evan Weybright
       Authorized DocSTAR Signature   Vice President of Operations
                                                                 Authorized Dealer Name & Title

Date: 8/30/05   Date: 8/24/2005

7

SCHEDULE A

Additional places of business of Dealer: N/A

SCHEDULE B

(Non-Exclusive Territory Definition)

Authorized for sales in the following states and counties:

E Cubed Technologies, Inc. Maitland, FL

County	State	Total County	Shared
Brevard	FL	0.069048	0.034524
Lake	FL	0.024967	0.024967
Orange	FL	0.442949	0.147650
Osceola	FL	0.042918	0.014306
Seminole	FL	0.044084	0.022042
Volusia	FL	0.093701	0.046850
Totals		0.717657	0.290339

SCHEDULE C
(Dealer's Purchase Volume Target)

Annual Purchase Volume Target: $ 58,060

Quarterly Purchase Volume Target: $ 14,515

SCHEDULE D
(Warranty Statement)

DocSTAR warrants to each of its authorized dealers that its products, when shipped in new condition in original packaging and subject to normal use and maintenance conditions, will be of merchantable quality and free from defects in workmanship and materials for a period of thirteen (13) months from the date of invoice by DocSTAR.

DocSTAR's obligation under this warranty is expressly limited to the repair or replacement (at DocSTAR's election) of such defective parts, which are brought to DocSTAR's attention within the warranty period and which are proved to be defective upon inspection by DocSTAR. (Consumable parts are excluded from this warranty.) DocSTAR's liability shall be limited to the stated selling price of such parts from DocSTAR to the Dealer and returned to DocSTAR, freight prepaid.

This warranty does not extend to any machine, accessory or supply item which has been subject to misuse, neglect or accident, nor does it extend to any machine or accessory which has been repaired or altered by other than DocSTAR or its authorized Dealers. This warranty does not extend to any machine using supplies not sold or approved by DocSTAR determined to be defective or unsuitable for use in DocSTAR machines and which causes abnormally frequent service calls or service problems. This warranty does not extend to any machine, network, or network hardware not sold by DocSTAR to the Dealer. This warranty does not extend to any data: data recovery and backup of data is the customer's responsibility.

In no event shall DocSTAR be liable for special, resulting, or consequential damages, or loss of revenues, occasioned by any breach of warranty. There are no other warranties which extend beyond the description herein stated.

ALL OTHER WARRANTIES, EXPRESSED OR IMPLIED, INCLUDING THE WARRANTIES OR MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXCLUDED.

<u>SCHEDULE E</u>
(Covered Product Line)

The following DocSTAR products, accessories, supplies and repair parts are covered by this Agreement:

DocSTAR Models: Workgroup, Workgroup Pro, Departmental, Enterprise,
docSTAR EP, docSTAR SP, docSTAR SPX and all
related modules, accessories and repair parts.